15047165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH., DC 194 SECTION

SEC FILE NUMBER
8-68080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HGP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 S. YORK ST., SUITE 230
(No. and Street)

ELMHURST (City) IL (State) 60126 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN PHILLIPS 312-445-8750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN R. WATERS & COMPANY
(Name – *if individual, state last, first, middle name*)

123 N. WACKER DRIVE, SUITE 1550 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HGP SECURITIES, LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Notary Public

OFFICIAL SEAL
MICHAEL GRAZIANO
Notary Public - State of Illinois
My Commission Expires Aug 28, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HGP SECURITIES, LLC
(A Limited Liability Company)

Financial Statements
For the Year End December 31, 2014

HGP SECURITIES, LLC
(A Limited Liability Company)

Contents

INDEPENDENT AUDITORS' REPORT

To the Members of
HGP Securities, LLC

We have audited the accompanying financial statements of HGP Securities, LLC (An Illinois Limited Liability Company) which comprise the statement of financial condition as of December 31, 2014 and the related statement of operations, members' equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. HGP Securities, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS
JOHN R. WATERS & COMPANY
225 W. Washington Street, Suite 1120, Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HGP Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Chicago, Illinois
February 26, 2015

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:	
Cash	$ 108,937
Accounts receivable	27,813
Due from affiliate	141
Prepaid expenses	50,574
TOTAL CURRENT ASSETS	187,465
PROPERTY AND EQUIPMENT, NET	3,501
OTHER ASSETS:	
Deposits	1,463
TOTAL ASSETS	$ 192,429

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 15,979
Accrued expenses	2,523
Deferred revenue	2,000
TOTAL CURRENT LIABILITIES	20,502
MEMBERS' EQUITY	171,927
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 192,429

The accompanying notes are an integral part of these financial statements.

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Investment banking	$ 2,370,862
Other revenue	26,779
TOTAL REVENUES	2,397,641
OPERATING EXPENSES:	
Officer compensation	1,694,800
Registered representative compensation and benefits	287,158
Employee compensation and benefits	129,339
IT, Data, and communication	74,430
Travel, meals, and entertainment	63,860
Occupancy and equipment	58,667
Professional services	37,579
Advertising and marketing	17,715
Licenses and registration	14,907
Insurance	18,583
Other	38,838
TOTAL OPERATING EXPENSES	2,435,876
NET INCOME (LOSS)	$ (38,235)

The accompanying notes are an integral part of these financial statements.

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBERS' EQUITY - BEGINNING OF YEAR	$ 210,162
Net loss	(38,235)
MEMBERS' EQUITY - END OF YEAR	$ 171,927

The accompanying notes are an integral part of these financial statements.

HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES:	
Net loss	$ (38,235)
Items which do not affect cash:	
Depreciation	1,739
Changes in operating assets and liabilities:	
Accounts receivable	9,060
Due from affiliate	1,000
Deposits	8
Prepaid expenses	(3,317)
Accounts payable	3,614
Accrued expenses	(5,736)
Deferred revenue	(500)
NET CASH (APPLIED TO) OPERATING ACTIVITIES	(32,367)
CASH (APPLIED TO) INVESTING ACTIVITIES:	
Purchase of property and equipment	(1,169)
NET CASH (APPLIED TO) INVESTING ACTIVITIES	(1,169)
NET (DECREASE) IN CASH	(33,536)
CASH - BEGINNING OF YEAR	142,473
CASH - END OF YEAR	$ 108,937

The accompanying notes are an integral part of these financial statements.

HGP SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 – DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

HGP Securities, LLC (the Company) was formed April 9, 2008 and is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) since September 22, 2009. The Company provides capital raising services and merger and acquisition advisory services to companies in the health-care industry.

Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes gross revenues from capital raising services and merger and acquisition advisory services when the earnings process is substantially complete in accordance with the contract for the services provided.

Cash- Cash consists of cash on deposit at a major financial institution. From time to time the account balance may be in excess of amounts insured by the Federal Deposit Insurance Corporation. Management does not believe the Company is exposed to any significant credit risk.

Accounts receivable – Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

Deferred Revenues – Deferred revenues arising from retainers are recognized as revenues when considered earned.

Property and Equipment – Property and equipment is stated at cost and is depreciated using the straight-line method over the remaining estimated useful lives of three or four years. Depreciation and amortization expense was $1,739 for 2014. The following is a summary of property and equipment at December 31, 2014:

Asset Class	Cost	Accumulated Depreciation/Amortization	Net
Computer equipment	$ 3,239	$ (1,311)	$ 1,928
Web-site development	3,885	(2,313)	1,573
Total	$ 7,124	$ (3,624)	$ 3,501

NOTE 1- DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising – Advertising costs are expensed when incurred. Advertising expense aggregated $17,715 in 2014.

NOTE 2-RELATED PARTY TRANSACTIONS

The Company due to affiliate of $141 is for shared bookkeeping services.

NOTE 3-NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement is $5,000. Net capital and aggregate indebtedness change from day to day, but at December 31, 2014 the Company had net capital of $88,435 which was $83,435 in excess of its required net capital of $5,000. The Company's net capital ratio was .23 to 1.0 as of December 31, 2014.

NOTE 4-CUSTOMER CONCENTRATIONS

During 2014 the Company had one customer that accounted for 31% of revenues and four customers that accounted for 49% of revenues.

The Company provides merger and acquisition advisory services to companies in the health-care industry; these are designed to be non-recurring deals. Further, the Company has relied upon several referral sources. Management does not believe the Company is exposed to significant risk from concentrations in customers or referral sources.

NOTE 5 -INCOME TAXES

The financial statements do not include a provision for federal income taxes since the members recognize their proportionate share of the Company's income or loss on their individual tax returns. However, the Company remains liable for any applicable state taxes. The Company's tax returns for the latest three years remain open for examination by federal and state taxing authorities.

HGP SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 6 –LEASE COMMITMENTS

In July 2012, the Company assumed the operating lease of a related party for office space with an unrelated third party that expired September 2014. The Company exercised a two years renewal option. In addition to base rents, the Company is also responsible for certain utility costs. The following is a schedule by years of future minimum lease payments:

Year	Required minimun lease payments	
2015	$	50,743
2016		38,907
Total	$	89,650

NOTE 7 - SUBSEQUENT EVENTS

All material events from December 31, 2014 through the date these financial statements were issued, which is the date of the Auditors' report, have been either disclosed or adjusted in the financial statements.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
HGP Securities, LLC

We have audited the financial statements of HGP Securities, LLC (A Limited Liability Company) as of and for the year ended December 31, 2014 and have issued our report thereon dated February 26, 2015, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information, presented in Schedules I through III, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

John R. Waters & Company

Chicago, Illinois
February 26, 2015

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS
JOHN R. WATERS & COMPANY
225 W. Washington Street, Suite 1120, Chicago, IL 60606
Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

HGP SECURITIES, LLC
(A Limited Liability Company)
SCHEDULE I
COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2014

NET CAPITAL:	
Total members' equity	$ 171,927
Deductions:	
Non-allowable assets:	
Accounts receivable	27,813
Due from affiliate	141
Prepaid expenses	50,574
Property and equipment, net	3,501
Deposits	1,463
Total deductions	83,492
NET CAPITAL	88,435
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$ 83,435
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 20,502
Ratio of aggregate indebtedness to net capital	23.18%

Reconciliation of Computation of Net Capital to Company's unaudited Form X-17a-5 Part IIA filing

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

HGP SECURITIES, LLC
(A Limited Liability Company)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Report of Independent Registered Public Accounting Firm

To the Members of HGP Securities, LLC

We have reviewed management's statements, included in the *accompanying Exemption Report SEC Rule 17-a-5(d)(4)*, in which (1) HGP Securities, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of rule 15c3-3 under the Securities Exchange Act of 1934.

John R Waters & Company

Chicago, Illinois
February 26, 2015

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

225 W. Washington Street, Suite 1120, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

HEALTHCARE
GROWTH
PARTNERS
HGP

HGP Securities, LLC
105 South York Street, Suite 230
Elmhurst, Illinois 60126
PH: 312-445-8750

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 3, 2015

JOHN R. WATERS & COMPANY
Certified Public Accountants
225 W. Washington Street, Suite 1120
Chicago, Illinois 60606

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

HGP Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ____________________

Name: Jonathan Phillips

Title: CEO

Independent Accountants' Report on Applying Agreed - Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of HGP Securities, LLC

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by HGP Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating HGP Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC7). HGP Securities, LLC's management is responsible for HGP Securities, LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared to the listed assessment payments in Form SIPC-7 with respective cash disbursement entries on the cash disbursements journal noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments report in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John R. Waters & Company

Chicago, Illinois
February 26, 2015

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

225 W. Washington Street, Suite 1120, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068080
HGP SECURITIES, LLC
105 S. YORK ST.
SUITE 230
ELMHURST, IL 60126

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2)		$5,927
B. Less payment made with SIPC-6 filed (exclude interest) 7/28/14 Date Paid		(2,012)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		3,915
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$3,915
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$3,915	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HGP SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of January , 20 15 .

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 14 and ending DEC 31, 20 14
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,397,641
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed out of pocket expenses	26,779
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	26,779
2d. SIPC Net Operating Revenues	$2,370,862
2e. General Assessment @ .0025	$5,927

(to page 1, line 2.A.)